UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULES 13a-16 OR 15d-16 UNDER
THE SECURITIES EXCHANGE ACT OF 1934

Dated February 12, 2025

Commission File Number: 001-10086

VODAFONE GROUP
PUBLIC LIMITED COMPANY
(Translation of registrant’s name into English)

VODAFONE HOUSE, THE CONNECTION, NEWBURY, BERKSHIRE, RG14 2FN, ENGLAND
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ✓ Form 40-F _

This Report on Form 6-K contains a Stock Exchange Announcement dated 12 February 2025 entitled ‘Final Results of US Tender Offers Announced’.

NOT FOR RELEASE, PUBLICATION OR DISTRIBUTION IN OR INTO, OR TO ANY PERSON RESIDENT AND/OR LOCATED IN, ANY JURISDICTION WHERE SUCH RELEASE, PUBLICATION OR DISTRIBUTION IS UNLAWFUL

VODAFONE GROUP PUBLIC LIMITED COMPANY ANNOUNCES FINAL RESULTS OF TENDER OFFERS FOR U.S. DOLLAR NOTES DUE 2025 AND 2028

(Newbury, Berkshire - England) - February 12, 2025 - Vodafone Group Plc ("Vodafone" or the "Company") announces today the results of its previously announced offers to purchase for cash in two concurrent, but separate offers, any and all of its outstanding (i) 4.125% Notes due May 2025 (the "Fixed Price Notes"), of which $734,128,000 is outstanding, and (ii) 4.375% Notes due May 2028 (the "Fixed Spread Notes" and, together with the Fixed Price Notes, the "Notes"), of which $575,122,000 is outstanding, which were made upon the terms of, and subject to the conditions in, the offer to purchase dated February 5, 2025 (the "Offer to Purchase") and the accompanying notice of guaranteed delivery (the "Notice of Guaranteed Delivery" and, together with the Offer to Purchase, the "Tender Offer Documents").

Each offer to purchase each series of Notes is referred to herein as an "Offer" and the offers to purchase the Notes as the "Offers." Capitalised terms not otherwise defined in this announcement have the same meaning as assigned to them in the Offer to Purchase.

The Offers expired at 5:00 p.m., New York City time, on February 11, 2025 (the "Expiration Time"). In accordance with the terms of the relevant Offer, the Company is accepting for purchase any and all of the Notes validly tendered and not validly withdrawn.

The following table sets forth the aggregate principal amount of the Notes validly tendered at or prior to the Expiration Time and not validly withdrawn, according to information provided by Kroll Issuer Services Limited, the Tender and Information Agent (the "Tender and Information Agent") for the Offers:

Title of Security	CUSIP / ISIN	Principal Amount Previously Outstanding	Principal Amount Tendered and Accepted(1)	Principal Amount Remaining Outstanding(2)	Purchase Price Consideration(3)
4.125% Notes due May 2025	92857WBJ8 / US92857WBJ80	$734,128,000	$226,409,000	$507,719,000	$1,000
4.375% Notes due May 2028	92857WBK5/ US92857WBK53	$575,122,000	$151,570,000	$423,552,000	$995.43
(1)   The respective principal amounts of the Notes tendered pursuant to the Offers include $13,781,000 aggregate principal amount of Fixed Price Notes and $5,885,000 aggregate principal amount of Fixed Spread Notes tendered pursuant to the Guaranteed Delivery Procedures, the acceptance of which remains subject to the valid delivery at or prior to 5:00 p.m., New York City time, on February 12, 2025 (the "Guaranteed Delivery Date") of such Notes, pursuant to the terms and subject to the conditions set forth in the Offer to Purchase.

(2)   The principal amount of the Notes remaining outstanding listed in the table above assumes that the Notes tendered pursuant to the Guaranteed Delivery Procedures will be validly tendered at or prior to the Guaranteed Delivery Date and accepted for purchase pursuant to the Offers.

(3)   Per $1,000 in principal amount of the Notes validly tendered and not validly withdrawn at or prior to the Expiration Time or the Guaranteed Delivery Date pursuant to the Guaranteed Delivery Procedures, and accepted for purchase.

In addition to the Purchase Price Consideration, Holders whose Notes are accepted for purchase will be paid the Accrued Interest. Interest will cease to accrue on the Settlement Date for all Notes accepted in the Offers.

In respect of accepted Notes that were delivered at or prior to the Expiration Time, the Company expects the Settlement Date to occur on the third business day after the Expiration Time, February 14, 2025. In respect of accepted Notes that are delivered pursuant to the Guaranteed Delivery Procedures, the Company expects the Guaranteed Delivery Settlement Date to occur on the second business day after the Guaranteed Delivery Date, February 14, 2025.

For additional information, please contact the Dealer Managers, Merrill Lynch International at +1 (888) 292-0070 (toll free), +1 (980) 387-3907 or +44 207 996 5420 (in London) or by email to DG.LM-EMEA@bofa.com and to Barclays Capital Inc. at +1 (800) 438-3242 (toll free), +1 (212) 528-7581 or +44 203 134 8515 (in London) or by email to us.lm@barclays.com or the Tender and Information Agent, Kroll Issuer Services Limited at +44 20 7704 0880 or by email to vodafone-usd@is.kroll.com, Attention: Owen Morris.

This announcement is for informational purposes only and does not constitute an offer to buy, or a solicitation of an offer to sell, any security. No offer, solicitation, or sale will be made in any jurisdiction in which such an offer, solicitation, or sale would be unlawful. The Offers are only being made pursuant to the Offer to Purchase. Holders of the Notes are urged to carefully read the Offer to Purchase before making any decision with respect to the Offers.

The distribution of this announcement in certain jurisdictions may be restricted by law. Persons into whose possession this announcement comes are required by each of the Company, the Dealer Managers and the Tender and Information Agent to inform themselves about and to observe any such restrictions.

Offer and Distribution Restrictions

Italy

None of the Offers, this announcement, the Offer to Purchase or any other document or materials relating to the Offers has been or will be submitted to the clearance procedures of the Commissione Nazionale per le Società e la Borsa ("CONSOB") pursuant to Italian laws and regulations. The Offers are being carried out in the Republic of Italy ("Italy") as an exempt offer pursuant to article 101-bis, paragraph 3-bis of the Legislative Decree No. 58 of February 24, 1998, as amended (the "Financial Services Act") and article 35-bis, paragraph 4 of CONSOB Regulation No. 11971 of May 14, 1999, as amended. Holders or beneficial owners of the Notes that are resident or located in Italy can tender Notes for purchase in the Offers through authorised persons (such as investment firms, banks or financial intermediaries permitted to conduct such activities in Italy in accordance with the Financial Services Act, CONSOB Regulation No. 20307 of February 15, 2018, as amended from time to time, and Legislative Decree No. 385 of September 1, 1993, as amended) and in compliance with any other applicable laws and regulations and with any requirements imposed by CONSOB or any other Italian authority.

Each intermediary must comply with the applicable laws and regulations concerning information duties vis-à-vis its clients in connection with the Notes and/or the Offers.

United Kingdom

The communication of this announcement and the Offer to Purchase and any other documents or materials relating to the Offers is not being made by and such documents and/or materials have not been approved by an "authorised person" for the purposes of section 21 of the Financial Services and Markets Act 2000 ("FSMA 2000"). Accordingly, such documents and/or materials are not being distributed to, and must not be passed on to, the general public in the United Kingdom. The communication of such documents and/or materials is exempt from the restriction on financial promotions under section 21(1) of the FSMA on the basis that it is only directed at and may only be communicated to: (1) persons who are outside of the United Kingdom; (2) investment professionals falling within the definition contained in Article 19(5) of the Financial Services and Markets Act 2000 (Financial Promotion) Order 2005 (the "Financial Promotion Order"); (3) those persons who are existing members or creditors of the Company or other persons falling within Article 43(2) of the Financial Promotion Order; or (4) any other persons to whom such documents and/or materials may lawfully be communicated in accordance with the Financial Promotion Order (all such persons together referred to as "relevant persons"). This announcement, the Offer to Purchase and any other documents or materials relating to the Offers are only available to relevant persons. Any person who is not a relevant person should not act or rely on this document or any of its contents.

France

The Offers are not being made, directly or indirectly, and neither this announcement, the Offer to Purchase nor any other document or material relating to the Offers has been or shall be distributed, to the public in the Republic of France other than to qualified investors as defined in Article 2(e) of the Regulation (EU) 2017/1129 (the "Prospectus Regulation"). Neither this announcement, the Offer to Purchase nor any other document or materials relating to the Offers have been or will be submitted for clearance to nor approved by the Autorité des Marchés Financiers.

Belgium

Neither this announcement, the Offer to Purchase nor any other brochure, documents or materials relating to the Offers has been, or will be, submitted or notified to, or approved or recognized by, the Belgian Financial Services and Markets Authority ("Autorité des services et marchés financiers"/"Autoriteit voor Financiële Diensten en Markten"). In Belgium, the Offers do not constitute a public offering within the meaning of Articles 3, §1, 1° and 6, §1 of the Belgian Law of April 1, 2007 on public takeover bids ("loi relative aux offres publiques d'acquisition"/"wet op de openbare overnamebiedingen"), as amended or replaced from time to time. Accordingly, the Offers may not be, and is not being advertised, and this announcement, the Offer to Purchase, as well as any brochure, or any other material or document relating thereto (including any memorandum, information circular, brochure or any similar document) may not, has not and will not be distributed or made available, directly or indirectly, to any person located and/or resident within Belgium, other than to "qualified investors" ("investisseurs qualifiés"/"qekwalificeerde belegge"), within the meaning of Article 2(e) of the Prospectus Regulation acting on their own account. Insofar as Belgium is concerned, the Offers are made only to qualified investors, as this term is defined above. Accordingly, the information contained in this announcement, the Offer to Purchase or in any brochure or any other document or material relating thereto may not be used for any other purpose or disclosed or distributed to any other person in Belgium.

General

This announcement does not constitute an offer to buy or the solicitation of an offer to sell Notes (and tenders of Notes in the Offers will not be accepted from Holders) in any circumstances in which such offer or solicitation or acceptance is unlawful. In those jurisdictions where the securities, blue sky or other laws require the Offers to be made by a licensed broker or dealer and any Dealer Manager or any of the Dealer Managers' affiliates is such a licensed broker or dealer in any such jurisdiction, the Offers shall be deemed to be made by such Dealer Manager or such Dealer Manager's affiliate, as the case may be, on behalf of the Company in such jurisdiction.

Each tendering Holder participating in the Offers will be deemed to give certain representations in respect of the jurisdictions referred to above and generally as set out in the section titled "Description of the Offers-Procedures for Tendering Notes-Other Matters" in the Offer to Purchase. Any tender of Notes for purchase pursuant to the Offers from a Holder that is unable to make these representations will not be accepted. Each of the Company, the Dealer Managers and the Tender and Information Agent reserves the right, in its sole and absolute discretion, to investigate, in relation to any tender of Notes for purchase pursuant to the Offers, whether any such representation given by a Holder is correct and, if such investigation is undertaken and as a result the Company determines (for any reason) that such representation is not correct, such tender shall not be accepted.

Forward-Looking Information

This announcement contains certain forward-looking statements which reflect the Company's intent, beliefs or current expectations about the future and can be recognised by the use of words such as "expects," "will," "anticipate," or words of similar meaning. These forward-looking statements are not guarantees of any future performance and are necessarily estimates reflecting the best judgment of the senior management of the Company and involve a number of risks and uncertainties that could cause actual results to differ materially from those suggested by the forward-looking statements. As a consequence, these forward-looking statements should be considered in light of various important factors that could cause actual results to differ materially from estimates or projections contained in the forward-looking statements, which include, without limitation, the risk factors set forth in the Offer to Purchase. The Company cannot guarantee that any forward-looking statement will be realised, although it believes it has been prudent in its plans and assumptions. Achievement of future results is subject to risks, uncertainties and assumptions that may prove to be inaccurate. Should known or unknown risks or uncertainties materialise, or should underlying assumptions prove inaccurate, actual results could vary materially from those anticipated, estimated or projected. The Company undertakes no obligation to update publicly or release any revisions to these forward-looking statements to reflect events or circumstances or to reflect the occurrence of unanticipated events, except as required by applicable law.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.

VODAFONE GROUP
PUBLIC LIMITED COMPANY
(Registrant)

Date: February 12, 2025	By: /s/ M D B
Name: Maaike de Bie
Title: Group General Counsel and Company Secretary